FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

June 10, 2004

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date:  June 10 , 2004

MTS ANNOUNCEMENT REGARDING THE LEGAL PROCEEDINGS
AGAINST THE COMPANY IN UKRAINE

Moscow, Russian Federation – June 10, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, reports on the legal action taken against the Company in Ukraine.

On June 9, 2004, the General Prosecutor of Ukraine filed a claim in the Kiev Commercial Court against MTS, and others, seeking to unwind Ukrtelecom’s sale of its 51% stake in Ukrainian Mobile Communications (UMC) to MTS. The General Prosecutor also seeks an order to prohibit MTS from alienating 51% of its stake in UMC until this claim is resolved. The claim is based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of strategic state holdings prohibited from alienating or encumbering its assets during the course of its privatization.  While the Ukrainian Cabinet of Ministers in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserts that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound.

Andrey Braginski, MTS’ Director of Public and Investor Relations, commented on the development: “MTS believes that it acquired UMC at a fair price in full compliance with the law. We have fulfilled all the obligations of the deal and believe there are no legal grounds to reverse our acquisition of UMC. MTS is currently considering all of its legal options.”

As of May 31, 2004, UMC accounted for approximately 20% of MTS’ consolidated subscriber base and in 2003 UMC contributed 15.5% to MTS’ revenues and 13.0% to the net income.

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For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia in terms of subscribers. Together with its subsidiaries, the company services over 21.3 million subscribers. The regions of Russia as well as in Belarus and Ukraine in which MTS and its subsidiaries are licensed to provide GSM services have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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